UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                             MONTEREY PASTA COMPANY
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                    612570101
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                                 (CUSIP Number)

      Todd J. Emmerman, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                            New York, New York 10022
                                 (212) 940-8873
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 1998
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 612570101
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Clearwater Fund IV Ltd.         Employer I.D. #[               ]
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2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
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3     SEC Use Only

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4     Source of Funds

      N/A
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      British Virgin Islands
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                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0%
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14    Type of Reporting Person

      CO
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 612570101
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Clearwater Fund IV, LLC  Employer I.D. #[            ]

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Delaware
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                  7     Sole Voting Power
  Number of
   Shares               1,483,934 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,483,934 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,483,934 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      11.55%
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14    Type of Reporting Person

      OO
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 is being filed by Clearwater Fund IV, LLC ("Clearwater LLC") and Clearwater Fund IV, Ltd. ("Clearwater Ltd."; and, collectively with Clearwater LLC, the "Reporting Persons") pursuant to Rule 13-d(2) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and amends the
Schedule 13D previously filed by the Reporting Persons as of March 23, 1998. In May 1998, the shares of the Company's Common Stock owned by Clearwater Ltd. were distributed in kind to Clearwater LLC, the sole shareholder of Clearwater Ltd. This Amendment is being filed to reflect changes in the beneficial ownership of the Reporting Persons resulting from such in kind distribution, as well as from private transactions and open market trades by Clearwater LLC since May 1998. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 2. Identity and Background

            Item 2 is hereby amended and restated to read as follows:

            (a)-(c)

            This statement is being filed by Clearwater Ltd., a corporation organized under the laws of the British Virgin Islands and Clearwater LLC, a Delaware limited liability company. Clearwater Ltd. and Clearwater LLC are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
            Section 13 (d) (3) of the Exchange Act.

            Clearwater Ltd. is wholly owned by Clearwater LLC. The principal business address of Clearwater LLC is 611 Druid Road East, Suite 200, Clearwater, Florida 33756.

            Clearwater Ltd. is a corporation organized under the laws of the British Virgin Islands which is currently in the process of winding up its activities. The principal business address of Clearwater Ltd. is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

            The Directors of Clearwater Ltd. are Tortola Corporation Company Ltd. ("Tortola"), Hans Frederic Heye and Inter Caribbean Services Ltd. ("Inter Caribbean"). The President of Clearwater Ltd. is W. Weber.

            The principal business address of Mr. Weber and Inter Caribbean Services Ltd. is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherland Antilles. The principal business address of Tortola is Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Mr. Heye's principal business address is 611 Druid Road East, Suite 200, Clearwater, Florida, 33756.

            Tortola principally functions as a corporate director for offshore funds. Mr. Heye is principally employed as the President of Clearwater Futures, Inc., the general partner or trading manager of several private investment funds. Inter Caribbean principally functions as a corporate director for offshore funds. Mr. Weber is principally employed as the Account Manager of CITCO Fund Services (Curacao) N.V., a provider of administrative services for offshore funds.

            The principal business activity of Clearwater LLC is investing in equity private placements. The principal business address of Clearwater LLC is 611 Druid Road East, Suite 200, Clearwater, Florida 33756. Mr. Heye is the Managing Member of Clearwater LLC.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated as follows:

            (a)-(c)

            Clearwater LLC beneficially owns 1,483,934 shares of the Company's Common Stock, comprising approximately 11.55% of the outstanding Common Stock of the Company as of November 4, 1998 (based on information contained in the Company's Statement on Form 10-Q for the period ended September 30, 1998).

            Clearwater LLC has the sole power to vote and dispose of all such shares.

            On May 1, 1998, Clearwater Ltd. distributed in kind the 1,746,979 shares then owned by it to Clearwater LLC, and, as a result, ceased to be the beneficial owner of any shares of the Company's Common Stock.

            Between October 19, 1998 and November 17, 1998, Clearwater LLC sold an aggregate of 334,045 shares of Common Stock in open market transactions at prices ranging between $1.33 and $1.4977 per share.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: February 24, 1999

                                        CLEARWATER FUND IV LTD.


                                        /s/ Hans Frederic Heye
                                        ----------------------------------------
                                        By: Hans Frederic Heye
                                        Title: Director

                                        CLEARWATER FUND IV, LLC


                                        /s/ Hans Frederic Heye
                                        ----------------------------------------
                                        By: Hans Frederic Heye
                                        Title: Managing Member


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